MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

10 August 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate F[redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;
2. distributes or is required to distribute to the holders of its securities; and
3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 8th of August 2005, the Company filed with the London Stock Exchange announcements regarding Notification of Major Interests in Shares.

Very truly yours,

Karen Houlihan
Karen Houlihan
Company Secretarial Assistant
MyTravel Group plc

Enclosures

dlw 8/16

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Legal & General Group plc and/ or its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd A/c 914945	155,533
HSBC Global Custody Nominee (UK) Ltd A/c 923363	675,200
HSBC Global Custody Nominee (UK) Ltd A/c 942199	2,444,000
HSBC Global Custody Nominee (UK) Ltd A/c 942229	1,225,333
HSBC Global Custody Nominee (UK) Ltd A/c 942217	904,333
HSBC Global Custody Nominee (UK) Ltd A/c 942175	1,860,000
HSBC Global Custody Nominee (UK) Ltd A/c 775245	1,452,033
HSBC Global Custody Nominee (UK) Ltd A/c 770286	440,000
HSBC Global Custody Nominee (UK) Ltd A/c 357206	8,864,183
HSBC Global Custody Nominee (UK) Ltd A/c 866203	540,000
HSBC Global Custody Nominee (UK) Ltd A/c 969995	973,984
HSBC Global Custody Nominee (UK) Ltd A/c 754612	2,670,496
HSBC Global Custody Nominee (UK) Ltd A/c 282605	3,209,000
HSBC Global Custody Nominee (UK) Ltd A/c 360509	590,226
HSBC Global Custody Nominee (UK) Ltd A/c 824434	135,870
Total	26,140,191

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary shares

10. Date of transaction

Not supplied

11. Date company informed

5 August 2005

12. Total holding following this notification

26,140,191, 30p Ordinary Shares

13. Total percentage holding of issued class following this notification

6.02% of the A ordinary shares

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux - 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux – Assistant Company Secretary

Date of notification

8 August 2005

Your Fax: 0161 232 6524

4 August, 2005

Legal & General

My Travel Group Plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU
Attn: Company Secretary

Legal & General
Investment Management
Bucklersbury House
3 Queen Victoria Street
London EC4N 8NH

Tel 020 7489 1888
Fax 020 7528 6833
www.lgim.co.uk

Disclosure of Interest in shares Under Section 198

Please find below the details of the notifiable interest of Legal & General Group plc and/or its subsidiaries in the relevant share capital of your company:

Material Interest

HSBC Global Custody Nominee (UK) Ltd A/C 914945	155,533	
HSBC Global Custody Nominee (UK) Ltd A/C 923363	675,200	
HSBC Global Custody Nominee (UK) Ltd A/c 942199	2,444,000	
HSBC Global Custody Nominee (UK) Ltd A/c 942229	1,225,333	
HSBC Global Custody Nominee (UK) Ltd A/c 942217	904,333	
HSBC Global Custody Nominee (UK) Ltd A/c 942175	1,860,000	
HSBC Global Custody Nominee (UK) Ltd A/c 775245	1,452,033	
HSBC Global Custody Nominee (UK) Ltd A/c 770286	440,000	
HSBC Global Custody Nominee (UK) Ltd A/c 357206	8,864,183	
HSBC Global Custody Nominee (UK) Ltd A/c 866203	540,000	
HSBC Global Custody Nominee (UK) Ltd A/c 969995	973,984	
HSBC Global Custody Nominee (UK) Ltd A/c 754612	2,670,496	
HSBC Global Custody Nominee (UK) Ltd A/c 282605	3,209,000	
HSBC Global Custody Nominee (UK) Ltd A/c 360509	590,226	
HSBC Global Custody Nominee (UK) Ltd A/c 824434	135,870	
~~HSBC Global Custody Nominee (UK) Ltd A/c 824434~~		
	26,140,191	6.02%

We currently have a notifiable interest in 26,140,191 shares which we understand represents 6.02% of that class of your share capital calculated on an issued share capital of 434,152,761 shares.

Should you wish to discuss any aspect of this notification, please do not hesitate to contact Helen Lewis on 020 7528 6742.

Yours faithfully,

Helen Lewis
Authorised Signatory

Helen Tasker
Authorised Signatory

Legal & General
Investment Management Limited
Registered in England No. 2091894